Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June 22, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Subversive Cannabis ETF (S000074851) (C000233118)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Subversive Cannabis ETF (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments, with respect only to the Fund, to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
121	October 13, 2021	485APOS	0000894189-21-007293
124	December 23, 2021	485BXT	0000894189-21-009131
128	January 24, 2022	485BXT	0000894189-22-000383
129	February 23, 2022	485BXT	0000894189-22-001318
133	March 25, 2022	485BXT	0000894189-22-002124
135	April 22, 2022	485BXT	0000894189-22-002810
140	May 23, 2022	485BXT	0000894189-22-003994

Post-Effective Amendment No. 121 was filed for the purpose of registering the Fund as a new series of the Trust. The Trust filed Post-Effective Amendment Nos. 124, 128, 129, 133, 135 and 140 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 121 solely with respect to the Fund. No securities were sold in connection with these Post-Effective Amendments. The Trust is filing this application for withdrawal, solely with respect to the Fund, because the Trust has determined not to continue with the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 22nd day of June, 2022.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Very truly yours,

/s/ Ryan L. Roell
Ryan L. Roell, President
Series Portfolios Trust